Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

TIAN RUIXIANG HOLDINGS LTD

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 26, 2023

The undersigned shareholder of TIAN RUIXIANG Holdings Ltd, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated June 28, 2023, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on July 26, 2023, at 10:00 AM Eastern Time, at Room 1001B, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, People’s Republic of China, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/TIRX2023, and to vote all ordinary shares of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith. Capitalised terms not otherwise defined here shall have the meanings given to them in the Company's current second amended and restated memorandum and articles of association.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1.	to re-elect Mr. Zhe Wang as a director of the Company to hold office until the next annual general meeting;

2.	to re-elect Ms. Sheng Xu as a director of the Company to hold office until the next annual general meeting;

3.	to re-elect Mr. Benjamin Andrew Cantwell as a director of the Company to hold office until the next annual general meeting;

4.	to re-elect Mr. Michael J. Hamilton as a director of the Company to hold office until the next annual general meeting;

5.	to re-elect Ms. Ning Wang as a director of the Company to hold office until the next annual general meeting;

6.	to approve an increase to the Company's authorised share capital; and

7.	to adopt a third amended and restated memorandum and articles of association set out in Annex A to the accompanying proxy statement in substitution for, and to the exclusion of, the current second amended and restated memorandum and articles of association of the Company.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 11:59 PM. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE
Mark, sign, date and return this proxy card promptly using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.
		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:	It is hereby resolved, as an Ordinary Resolution, that Mr. Zhe Wang be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐

PROPOSAL NO. 2:	It is hereby resolved, as an Ordinary Resolution, that Ms. Sheng Xu be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐

PROPOSAL NO. 3:	It is hereby resolved, as an Ordinary Resolution, that Mr. Benjamin Andrew Cantwell be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐

PROPOSAL NO. 4:	It is hereby resolved, as an Ordinary Resolution, that Mr. Michael J. Hamilton be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐

PROPOSAL NO. 5:	It is hereby resolved, as an Ordinary Resolution, that Ms. Ning Wang be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐

PROPOSAL NO. 6:

It is hereby resolved, as an Ordinary Resolution, that the authorised share capital of the Company be increased from US$50,000 divided into 10,000,000 shares comprising of (i) 9,500,000 Class A Ordinary Shares of a par value of US$0.005 each and (ii) 500,000 Class B Ordinary Shares of a par value of US$0.005 each to US$1,000,000 divided into 200,000,000 shares comprising of (i) 180,000,000 Class A Ordinary Shares of a par value of US$0.005 each and (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.005.

		☐	☐	☐

PROPOSAL NO. 7	It is hereby resolved, as a Special Resolution that, contemporaneously with the passing of the Ordinary Resolution to increase the Company's authorised share capital and noting the changes to article 5 of the current second amended and restated memorandum and articles of association of the Company to enable the Company discretion to recognise beneficial ownership structures in relation to its shares, the form of third amended and restated memorandum and articles of association annexed to the notice of annual general meeting distributed to shareholders be adopted as the Company's memorandum and articles of association in substitution for, and to the exclusion of, the Company's current second amended and restated memorandum and articles of association.

The duly completed and signed form of this proxy card must be received no later than 11:59 PM. Eastern Time, July 25, 2023, or any adjournment of the Meeting, to be valid.
Share Owner signs here		Co-Owner signs here

Date: